UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006
Metal Storm receives USMC contract for demonstration
of Non-Lethal Weapon System.

ARLINGTON, VIRGINIA — 30 June 2008 — Metal Storm (ASX: MST and NASDAQ: MTSX), is pleased to announce that Metal Storm Incorporated (MSI) has received a contract from the United States Marine Corps Systems Command (MARCORSYSCOM) to demonstrate capabilities for the Mission Payload Module (MPM)-Non-Lethal Weapons System (NLWS). The firm fixed price contract is valued at US$103,751.
Under the terms of the contract, Metal Storm will prepare and deliver a demonstration model for a Government-controlled Market Research Demonstration (MRD). The MRD is intended to aid the Government in identifying current technologies that have been developed by industry. Following the MRD, the Government plans to initiate a new full-and-open contracting effort for a System Development and Demonstration (SDD) Phase contract. Following these phases, the government anticipates releasing proposals for production contracts.
The Mission Payload Module — Non-Lethal Weapons System (MPM-NLWS) will provide the warfighter a non-lethal counter-personnel capability. The system will support missions requiring crowd control, and will deny, defend and control area access while allowing the warfighter to engage threats at standoff ranges and protect non-combatants.
Commenting on the award Peter D. Faulkner Metal Storm Inc. General Manager said “Metal Storm is pleased to be participating in the MPM program and are looking forward to the Market Research Demonstration. We believe the benefits of our technology when combined with that of our teaming partner Defense Technology, part of the BAE Systems Products Group, will provide significant improvements in range, area coverage and in particular, volume of fire over existing non-lethal weapon systems.”
The MPM-NLWS will be mounted onto the High Mobility Multipurpose Wheeled Vehicle (HMMWV). Follow-on spirals will ultimately be integrated on other tactical vehicle platforms, unmanned ground vehicles, and Navy surface water vessels through an evolutionary acquisition process. Effects such as obscuration and illumination will be added to address future and emerging capability gaps. The weapons platform will be capable of providing greater range, area coverage, precision, and scalability than current NLW systems.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
USA
Peter Faulkner — General Manager, Metal Storm Inc. — Ph: +1 703 248 8218

About Metal Storm
Metal Storm Incorporated is an engineering services company, licensed to utilize Metal Storm Limited Stacked Projectile Electronic Ballistics Technology within the United States defense and homeland security markets.
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED
ACN 064 270 006
DIRECTOR APPOINTMENT

BRISBANE, AUSTRALIA — 1 July 2008 — Metal Storm Limited (ASX: MST and NASDAQ: MTSX), is pleased to announce that it has appointed Mr. Trevor Tappenden as a director of the company and chairman of the board’s Audit & Risk Committee effective from today.
Mr Tappenden is an experienced public company director, a Chartered Accountant, and was previously managing partner of Ernst & Young, a big four chartered accounting firm, Melbourne until retiring in 2003 to pursue non-executive director interests. Mr Tappenden holds a number of directorships on Public, Government, and Private boards, including Bionomics Ltd, RMIT University, Dairy Food Safety Victoria, VitsLanguagelink, and Heide Museum of Modern Art [Chairman].
Mr Tappenden brings considerable experience in chairing and advising audit and risk committees.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
USA
Peter Faulkner – General Manager, Metal Storm Inc. — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Incorporated is an engineering services company, licensed to utilize Metal Storm Limited Stacked Projectile Electronic Ballistics Technology within the United States defense and homeland security markets.
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued

1.	Issue of Unquoted Options

2.	Expiring of Unquoted Options

3.	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

1.	168,750 Unquoted Options

2.	17,500 Unquoted Options

3.	1,890,000 Ordinary Shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid

+securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1.	Exercisable at $0.40 each expiring 30 June 2013

2.	5,000 options expiring on 4 June 2008 12,500 options expiring 30 June 2008

3.	Ordinary shares issued on the conversion of convertible notes

+ See chapter 19 for defined terms.

Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

     Yes

6	Issue price or consideration

1.	Issued pursuant to the terms of an advisory agreement

2.	N.A.

3.	$0.05, which is 90% of the VWAP of ordinary shares during the preceding 30 business days, rounded to the nearest whole cent (calculated in accordance with the terms of the Trust Deed)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

1.	Unquoted options pursuant to an advisory agreement.

2.	–

3.	Ordinary shares issued on the conversion of 700,000 convertible notes, in accordance with the terms of the Trust Deed

7	Dates of entering +securities into uncertificated holdings or despatch of certificates

1.	1 July 2008

2.	–

3.	1 July 2008

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
610,323,049 148,541,819 176,756,604	Ordinary Shares Convertible Notes Options

+ See chapter 19 for defined terms.

Appendix 3B Page 2

Appendix 3B
New issue announcement

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
19,014,688	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N.A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non- renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

Appendix 3B Page 4

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities
34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

Appendix 3B Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

42	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Number	+Class

+	See chapter 19 for defined terms.

Appendix 3B Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.
2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B Page 7

Appendix 3B
New issue announcement
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Wetzig	Date: 2 July 2008
(Company Secretary)
Print name:
== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8

METAL STORM LIMITED A.C.N. 064 270 006
Options issued under the constitution
The outstanding balance at 30 June 2008 is represented by:

Expiry Date	Exercise Price A$	Number

30-Sep-08	0.556	12,500
31-Dec-08	0.556	12,500
14-Jan-09	0.400	125,000
2-Feb-09	0.400	100,000
16-Feb-09	0.400	14,438
24-Feb-09	0.400	81,250
10-Mar-09	0.400	8,250
31-Mar-09	0.400	62,500
5-Apr-09	0.400	29,500
14-Apr-09	0.400	1,100,000
10-May-09	0.400	25,000
8-Jun-09	0.400	25,000
21-Jun-09	0.400	3,225,000
21-Jun-09	1.100	40,000
21-Jun-09	1.150	200,000
30-Jun-09	0.400	62,500
5-Jul-09	0.400	75,000
14-Jul-09	0.400	125,000
4-Sep-09	0.400	31,250
30-Sep-09	0.400	62,500
14-Oct-09	0.400	125,000
24-Nov-09	0.400	6,250
4-Dec-09	0.400	31,250
7-Dec-09	0.400	12,500
31-Dec-09	0.400	150,000
18-Mar-10	0.400	20,000
31-Mar-10	0.400	200,000
21-Jun-10	0.400	578,750
24-Jun-10	0.400	1,990,000
30-Jun-10	0.400	200,000
30-Sep-10	0.400	200,000
31-Dec-10	0.400	218,750
31-Mar-11	0.400	193,750
28-Apr-11	0.400	940,000
30-Jun-11	0.400	818,750
2-Jul-11	0.010	5,000,000
30-Sep-11	0.400	125,000
27-Oct-11	0.400	506,250
31-Dec-11	0.400	193,750
8-Mar-12	0.180	1,000,000
31-Mar-12	0.400	193,750
30-Jun-12	0.400	193,750
30-Sep-12	0.400	193,750
31-Dec-12	0.400	168,750
31-Mar-13	0.400	168,750
30-Jun-13	0.400	168,750

		19,014,688

Appendix 3X
Initial Director’s Interest Notice
Rule 3.19A.1
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity Metal Storm Limited

ABN 99 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor William Tappenden

Date of appointment	1 July 2008

Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.	Nil

Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3X Page 2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July 02, 2008	By: Name:	/s/ Peter Wetzig Peter Wetzig
	Title:	Company Secretary